Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: November 23, 2015

Dear Colleagues,

Today, we are announcing the next chapter in our company’s ongoing transformation – a combination with Pfizer to create the largest health care company in the world. It promises to be a tremendous combination and I’m looking forward to taking on a leadership role – as well as a role on the board of directors along with Paul Bisaro – in the combined company.

Before I get into the specifics of our agreement with Pfizer, I want to take a moment to talk about what we have built at Allergan.

Together we have truly created something very special:

•	A company focused on growth and being nimble…

•	A company that is all about being BOLD and improving the lives of patients…

•	And a company that is changing health care for the better

Our success has required a lot of hard work and each of us to challenge the status quo, every day. To strive to do things better, faster and more efficiently. In today’s ever changing environment, being nimble and open to change is our winning formula.

When you create something that is so BOLD, people take note. Our customers have certainly known Allergan to be a strong partner for a long time. Our investors have recognized and rallied around our Growth Pharma story. Others have, too. Everyone wants to be associated with a winner.

Thanks to your focus and dedication to meeting our customer needs, we have become a leader in Growth Pharma, and through our Open Science model we have built a strong R&D pipeline to propel our growth well into the future. As a result of your efforts, we have become the most highly desired health care company in the world. You should be very proud of these achievements and the active role you have played in our success. At the same time, you should remain confident that we will continue to drive additional changes in the future.

Our Combination with Pfizer

As you know, for the last few weeks, we have been in discussions with Pfizer regarding a potential business combination. Our efforts to build a sustainable Growth Pharma company, and the opportunity to do even more on a larger platform led our Board of Directors to carefully consider and accept Pfizer’s offer to combine Allergan with Pfizer.

The deal is slated to be the largest pharmaceutical deal in history – one that values Allergan at approximately $160 billion. Designed as an all-stock deal, our shareholders will receive 11.3 shares of Pfizer stock for every share of Allergan stock they own today. So, if Pfizer’s price increases, so does the value of the deal.

More information about the deal is available on www.premierbiopharmaleader.com and www.Allergan.com. I’ve also attached a first set of FAQs for your review.

This is a new chapter in our story, not an end

By combining forces with Pfizer, we will continue our bold path to change lives for the better. At the same time, combining with Pfizer enables us to join on their path of transformation which began in 2010 when Ian Read became the CEO. Ian has led changes at Pfizer that many didn’t think possible for a company so large — buying attractive companies and products, divesting successful legacy businesses, opening up their research labs to external innovation and setting up strong business units that run autonomously. He did this while instilling a new ‘OWN IT’ culture that is about taking risks and achieving results.

Our future together with Pfizer will certainly be very strong with greater resources, a broader and deeper geographical presence, cutting edge research capabilities, and therapeutic categories where we have no presence today.

•	Our footprint will nearly double, instantly;

•	Our most important development projects can reach more markets, faster;

•	Our leadership in key therapeutic areas will benefit with investment;

•	Our people will have more opportunity to make a positive difference; and

•	Most importantly, our products will reach more people who need them.

I’m excited about this merger and, after the close of the deal, look forward to joining Ian and Pfizer in a newly created role as President and Chief Operating Officer. Paul Bisaro and I will also take seats on Pfizer’s board of directors following the close. It will be a great opportunity to preserve the special attributes we have created at Allergan and bring them to a much bigger platform as part of Pfizer.

Following the close, I expect that many Allergan leaders will continue to have important roles in the combined company. However, as with our previous integrations, those leaders and their positions will be announced at a later date.

With annual sales of nearly $70 billion, global reach in 180 countries, more than 100 projects in mid-to-late stage development and $25 billion in annual cash flows beginning in 2018, we will have the opportunity to change health care on an even bigger scale than we could as Allergan alone.

2

No Impact to Allergan/Teva Transaction

This combination with Pfizer does not impact our plans to divest our global generics business to Teva. We remain on track to complete the divestment in the first quarter of 2016, and the integration planning teams are continuing to work together to maximize the growth potential of the combined business after the close. I am very proud to see that many Allergan leaders will be leading important parts of the Teva generics business in the future.

Our Future

I appreciate that many of you may be concerned about the future and are wondering what this will mean to you. I ask you to reflect on what we have accomplished together and know that all of the change we drove to this point has made our company stronger, has created new opportunities for people and has led to exciting possibilities. If we each stay focused and do what we need to do to achieve our goals and objectives, we will be well positioned for success in the combined company.

I am confident that there will be great opportunities for Allergan colleagues at Pfizer. Our integration effort will be chaired by Frank D’Amelio from Pfizer and Bob Stewart from Allergan with Sanjiv Patel serving in a leading role. The teams will work in partnership to develop the integration plans that will be executed after the close which we expect to be in the second half of 2016. Until then we will continue to operate as two separate companies.

In the meantime... nothing will change. We will continue to drive our business and I am counting on each of you to keep focused on being BOLD and driving for excellence and personal success.

Let’s continue our winning formula together.

Regards,

Brent

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

3

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488, and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

Participants in the Solicitation

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or

4

“should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Pfizer and Allergan and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pfizer and Allergan shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pfizer’s and Allergan’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

5

AGREEMENT QUESTIONS

What’s the rational for combining with Pfizer?

•	Together, we are creating something very special at Allergan. By taking bold, decisive actions we are delivering results and better outcomes for patients and providers around the world. We are also steadfast in our commitment to being open to new ideas and new opportunities. By following this winning formula, we have truly become the most highly desired health care company in the world.

•	When you create something that is so BOLD and refreshing, people take note. Our customers have known this about us for a long time. Our investors have taken note. Others have, too. Everyone wants to be associated with a winner. That’s what led to today’s announcement with Pfizer.

•	By combining forces with Pfizer, we will continue our bold path to change lives for the better. Our future together will be very strong with greater resources, a broader and deeper geographical presence, cutting edge research capabilities, and therapeutic categories where we have no presence today:

•	Our footprint will nearly double, instantly;

•	Our most important development projects can reach more markets, faster;

•	Our leadership in key therapeutic areas will benefit with investment;

•	Our people will have more opportunity to make a positive difference; and

•	Most importantly, our products will reach more people who need them.

•	The combination will provide our company a great opportunity to preserve the special attributes we have created at Allergan and bring them to a much bigger platform as part of Pfizer.

If we’re doing so well, why can’t Allergan just remain an independent company? How does this deal benefit our business?

•	Thanks to the efforts of our global colleagues, the Allergan of today is well positioned for both short-term and long-term growth, regardless of business development efforts. We are a leader in Growth Pharma and through our Open Science model we have built a strong R&D pipeline to propel our growth well into the future.

•	We are focused on building the most dynamic company in Growth Pharma and our actions today have us continuing down that path.

•	By combining with Pfizer, we will create a leading global pharmaceutical company with the financial strength to discover, develop and deliver more medicines and therapies to more people around the world.

•	With annual sales of nearly $70 billion, global reach in 180 countries, more than 100 projects in mid-to-late stage development and $25 billion in annual cash flows beginning in 2018, we will have the opportunity to change health care on an even bigger scale than we could as Allergan alone.

How does our business align with Pfizer’s? Are they just acquiring us to reduce their tax liabilities?

•	Allergan’s businesses align with and complement Pfizer’s businesses, creating best-in-class, sustainable, innovative and established businesses that are poised for growth.

•	Through this combination, Pfizer will have greater financial flexibility that will facilitate our continued discovery and development of new innovative medicines for patients, direct return of capital to shareholders, and investment in the United States, while also enabling our pursuit of business development opportunities on a more competitive footing within our industry.

Will this deal have any impact on our agreement with Teva?

•	This combination with Pfizer does not impact our plans to divest our global generics business to Teva. We remain on track to complete the divestment in the first quarter of 2016, and the integration planning teams are continuing to work together to maximize the growth potential of the combined business after the close.

•	Our previously announced Parsippany office realignment plans will proceed without change.

Does this deal with Pfizer make us Big Pharma?

•	Our Executive Leadership Team has reiterated time and again that our Company is different than Big Pharma. Big Pharma is about a culture… a mindset. It’s up to us to bring our traits of acting fast, building bridges and being bold to this new, bigger platform where we can continue to transform the world of healthcare and bring more medicines to more people around the world.

What will the name of the combined company be?

•	Under the terms of the proposed transaction, the businesses of Pfizer and Allergan will be combined under Allergan plc, which is expected to be renamed “Pfizer plc.” The companies expect that shares of the combined company will be listed on the New York Stock Exchange and trade under the “PFE” ticker.

Where will the combined company be domiciled?

•	Upon the closing of the transaction, the combined company is expected to maintain Allergan’s Irish legal domicile.

Where will the combined company’s global headquarters be located?

•	The combined company’s global operational headquarters will be located in New York.

•	As we have just announced the acquisition, we are in the early days of the pre-integration process. No other decisions on the impact to facilities have been made at this time.

What do you expect of employees between now and the expected closing?

•	We know this news can be distracting and add a high degree of uncertainty into our already busy workloads. We only enter into transactions when we are confident that we will be creating value—for our colleagues, our patients and our shareholders.

•	The most important thing each of us can do is to maintain an extremely high focus on our customers and on doing our jobs well.

•	Employees of both companies should look at the news of this combination as an exciting opportunity to expand our capabilities and products and accelerate our growth.

How will we know what is happening over the next few months?

•	The management teams for both companies are committed to communicating with you in a timely and consistent manner about the progress of the transaction, integration planning activities, and what it means to employees.

Will our customers be notified of this proposed combination?

•	We are communicating news of this agreement to customers, partners and suppliers today and in the weeks ahead to ensure they understand the rationale for the agreement and to answer any questions that they have about the proposed transaction.

What happens if the deal does not close? Is there anything that could stand in the way of this going through?

•	Both companies, as part of the due diligence process prior to the announcement, have assessed the potential risks that could prevent successful completion of the transaction. We are confident that the acquisition represents a business combination that is in the best interests of consumers around the world, shareholders of the respective companies and our global employees, and meets all legal and regulatory requirements for successful completion. However, if the acquisition fails to close and the agreement is terminated the two companies would continue to operate as separate entities.

EMPLOYMENT QUESTIONS

Does this transaction trigger a change in control of Allergan?

•	Yes. This transaction will constitute a change in control for purposes of any company compensation or severance plans.

How will organizational decisions be made? Who will be involved in deciding the new organizational structure of the combined company?

•	Management teams from both companies will be developing integration plans and intend to identify the best resources from within both organizations to serve on integration task forces.

•	We will work together during the review and approval periods to plan as much as possible for the first day operating as a combined company following the anticipated close of the transaction.

•	Until the transaction closes, we must continue to operate as two separate companies.

What changes to compensation should Allergan employees that remain with the combined company be aware of?

•	Both parties agreed that from the closing until December 31, 2017, employee compensation will remain no less favorable than prior to closing. This includes your base salary or wage rate, annual cash bonus and long-term incentive target opportunities.

What changes in benefits (e.g., medical and retirement) should Allergan employees that remain with the combined company be aware of?

•	From the closing through December 31, 2017, Pfizer will offer employees benefits (other than defined benefit pension and retiree medical) that are no less favorable in the aggregate, to those provided by Allergan prior to the closing.

Will Allergan employees’ length of employment be considered by Pfizer as part of this transaction?

•	Pfizer will recognize Allergan employees’ length of employment for purposes of eligibility, vesting and level of benefits under the company’s benefit plans (e.g., vacation, active health and welfare, severance) other than with respect to (1) any existing Pfizer defined benefit pension plan, (2) level of benefits (including any employer subsidy) under any existing Pfizer retiree medical plan, (3) the retirement savings contribution under any existing tax-qualified or non-tax qualified Pfizer defined contribution plans, or (3) any Pfizer benefit plan that is frozen or for which participation is currently limited to a grandfathered population.

•	Pfizer will also apply prior service credit towards any waiting periods, actively-at-work requirements, preexisting condition limitations and evidence of insurability requirements not previously applicable; and credit deductible and copayments prior to the closing.

Will there be employee layoffs as a result of the proposed combination?

•	The proposed combination represents recognition of the hard work of all Allergan and Pfizer employees in creating two separate, successful companies in an increasingly competitive global pharmaceutical environment. We expect that there will be great opportunities for Allergan colleagues at Pfizer.

•	We have only just announced the deal and there are many issues that have to be considered before concrete decisions can be made.

•	Management teams from both companies will work in partnership to develop the integration plans that will be implemented after the close, which we expect to be in the second half of 2016.

•	Until we close this transaction, it is business as usual and we must remain focused on our jobs to maintain an extremely high focus on our customers and on doing our jobs well.

Will Allergan employees be eligible to receive a 2016 bonus payment, regardless of whether they remain with the combined company?

•	As soon as practicable following the expected closing, Allergan employees that are eligible to participate in the company’s bonus plan will receive a pro-rated 2016 bonus for the period through the closing, at the greater of actual 2016 Allergan performance or target bonus opportunity.

•	After the anticipated closing of the combination, eligible Allergan employees that remain with the combined company will be entitled to receive a bonus for the period from the closing through December 31, 2016, based on performance measures with a target opportunity at least equal to their 2016 Allergan target bonus opportunity.

If my position is eliminated, what severance plan am I eligible to receive benefits under?

•	The legacy severance plans for Actavis, Forest, Allergan, Durata, Kythera, AqueSys, Warner Chilcott will remain in place and this transaction will be considered a new change in control for purposes of determining benefits under those plans. Those plans are available on the HR portal at www.1HRsource.com.

•	Because we have not had an opportunity to harmonize our severance plans in the U.S., employees based in the U.S. covered under their legacy-company plans will be entitled to receive the higher of the severance benefit under that plan or the cash severance benefit under the Employee Severance Pay Plan for Employees of Actavis, Inc. and Certain of Its U.S. Subsidiaries or the Change of Control Severance Pay Plan for Certain Management Employees of Actavis, Inc. and Its U.S. Subsidiaries, depending on the employee’s legacy grade.

•	Any current severance plans that were set to expire on March 17, 2016 will be extended.

Will there be site closures?

•	As with other combinations, this proposed transaction is in a very early phase and any impact to facilities has not yet been determined.

•	We are committed to communicating any changes to you as soon as we can.

What happens to my Allergan stock options, restricted stock (unit) awards and/or performance stock units if I continue employment with the combined company?

•	For continuing employees, Allergan vested and unvested stock options, restricted and performance stock unit awards will be adjusted at the closing to ensure you have the same value immediately following closing as you do prior to the closing.

•	After closing, these awards will continue to be subject to the same terms and conditions, including any time vesting conditions, as were in effect prior to the closing of the merger.

•	Shares of Pfizer are traded on the New York Stock Exchange under the ticker symbol “PFE.” The transaction is expected to be tax-free for US federal income tax purposes for Allergan shareholders (including employees who hold shares).

TABLE OF CONTENTS

What happens to my Allergan stock options, restricted stock unit and/or performance unit award if I do not continue employment after the combination?

•	The combination will be considered a change in control under the terms of the applicable equity plan and agreement for the award.

•	All of our equity awards have what is known as “double-trigger” vesting acceleration. The proposed combination will be treated as a change in control under our equity plans (meaning the first trigger is met at the closing). The second (trigger) is you are terminated or experience a qualifying termination within 24 months of the change in control. If both triggers occur, your awards will immediately vest.

•	The exercise period for stock options will be determined by the equity plan and award agreement applicable to your award.

•	The transaction is expected to be tax-free for US federal income tax purposes for Allergan shareholders (including employees who hold shares).